# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KELLY SERVICES INC, CIK 0000055135
CUSIP: 488152307
Title of class of securities: Class B Common Stock, $1.00 par value per share
Address of issuer's principal executive offices: 999 W BIG BEAVER RD, TROY, Michigan (MI), 48084
Date of event which requires filing of this statement: 05/19/2026
Filed by CIK 0002102093
Persons authorized to receive notices and communications: Kara Harchuck, Hunt Equity Opportunities, LLC, 601 N. MESA STREET, EL PASO, Texas (TX), 79901, 312-799-3900

## Reporting persons
- Hunt Equity Opportunities, LLC (CIK 0002102093): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,039,940; sole dispositive power 0; shared dispositive power 3,039,940; aggregate amount beneficially owned 3,039,940 (92.2% of the class)
- HEO Finance, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,039,940; sole dispositive power 0; shared dispositive power 3,039,940; aggregate amount beneficially owned 3,039,940 (92.2% of the class)
- Hunt ELP, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: working capital (WC); sole voting power 0; shared voting power 3,039,940; sole dispositive power 0; shared dispositive power 3,039,940; aggregate amount beneficially owned 3,039,940 (92.2% of the class)
- HB GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 0; shared voting power 3,039,940; sole dispositive power 0; shared dispositive power 3,039,940; aggregate amount beneficially owned 3,039,940 (92.2% of the class)
- Hunt Company, LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 0; shared voting power 3,039,940; sole dispositive power 0; shared dispositive power 3,039,940; aggregate amount beneficially owned 3,039,940 (92.2% of the class)
- Hunt Companies, Inc.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,039,940; sole dispositive power 0; shared dispositive power 3,039,940; aggregate amount beneficially owned 3,039,940 (92.2% of the class)
- Woody L. Hunt: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 3,039,940; sole dispositive power 0; shared dispositive power 3,039,940; aggregate amount beneficially owned 3,039,940 (92.2% of the class)
- James Christopher Hunt: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 100; shared voting power 0; sole dispositive power 100; shared dispositive power 0; aggregate amount beneficially owned 100 (0% of the class)
  Comment: In addition to the Class B Common Stock reported herein, James Christopher Hunt directly owns 25,000 shares of Class A Common Stock of the Issuer, which constitute a separate class of securities not reported on this Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock, $1.00 par value per share
Name of issuer: KELLY SERVICES INC
Address of issuer's principal executive offices: 999 W BIG BEAVER RD, TROY, Michigan (MI), 48084
Comment: This Amendment No. 1 to the Schedule 13D is being filed pursuant to Section 13d-2 of the Securities and Exchange Act of 1934, as amended (the "Act") on behalf of Hunt Equity Opportunities, LLC, a Delaware limited liability company ("Hunt Opportunities"), HEO Finance, LLC, a Delaware limited liability company ("HEO Finance"), Hunt ELP, Ltd., a Texas limited partnership ("Hunt ELP"), HB GP, LLC, a Nevada limited liability company ("HB GP"), Hunt Company, LLC, a Nevada limited liability company ("Hunt Company"), Hunt Companies, Inc., a Delaware corporation ("HCI"), Woody L. Hunt ("Mr. W.L. Hunt") and James Christopher Hunt ("Mr. J.C. Hunt" and, together with Hunt Opportunities, HEO Finance, Hunt ELP, HB GP, Hunt Company, HCI and Mr. W.L. Hunt, the "Reporting Persons") to amend and supplement the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on January 30, 2026 (the "Original Schedule 13D"). The Original 13D, as amended through the date of this amendment (the "Amendment") is collectively referred to herein as the "Schedule 13D." Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed on behalf of Hunt Equity Opportunities, HEO Finance, Hunt ELP, HB GP, Hunt Company, HCI, Mr. W.L. Hunt and Mr. J.C. Hunt. HEO Finance serves as the sole member of Hunt Opportunities. Hunt ELP serves as the sole member of HEO Finance. HB GP serves as the general partner of Hunt ELP. Hunt Company is the majority limited partner of Hunt ELP. HCI is the sole member of Hunt Company. Mr. W.L. Hunt holds the majority voting power in HB GP and HCI. Mr. J.C. Hunt serves as a member of the board of directors and as the Chief Executive Officer of HCI.
Residence or business address: The address of the principal office of (i) each of Hunt Opportunities, HEO Finance, Hunt ELP, HB GP, Hunt Company, HCI, Mr. W.L. Hunt and Mr. J.C. Hunt is 601 N. Mesa Street, Suite 1900, El Paso, Texas 79901 and (ii) the directors and executive officers of HCI named on Schedule I hereto (each, a "Scheduled Person" and collectively, the "Scheduled Persons") is listed thereon, which Schedule I is incorporated by reference herein.
Present principal occupation or employment: The principal business of Hunt Opportunities is to serve as a holding company. The principal business of HEO Finance is to serve as a holding company. The principal business of Hunt ELP is to serve as a holding company. The principal business of HB GP is to serve as the general partner of Hunt ELP. The principal business of Hunt Company is to serve as a holding company. The principal business of HCI is to invest in real estate, other assets and related businesses. Mr. W.L. Hunt holds the majority voting power in HB GP and HCI. Mr. J.C. Hunt serves as a member of the board of directors and as the Chief Executive Officer of HCI.
Criminal convictions in the last five years: None of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Hunt Opportunities, HEO Finance and HCI is organized under the laws of Delaware. Each of HB GP and Hunt Company is organized under the laws of Nevada. Hunt ELP is organized under the laws of Texas. Mr. W.L. Hunt, Mr. J.C. Hunt and each of the directors and executive officers named on Schedule I hereto is a United States citizen, which Schedule I is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 remains unchanged from the Original Schedule 13D and is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

The Reporting Persons have requested that the Board of Directors of the Issuer (the "Board") form a special committee of independent and disinterested directors (the "Special Committee"), fully empowered to retain its own independent legal and financial advisors, so that the Issuer is prepared to discuss and evaluate one or more possible transactions involving the Issuer and affiliate(s) of certain of the Reporting Persons (the "Potential Transactions"). In the course of such discussions, the Reporting Persons may share information or analyses with respect to, or discuss potential terms of, the Potential Transactions with representatives of the Issuer (including the Special Committee, when formed). A copy of the letter delivered by the Reporting Persons to the Board on May 19, 2026, is attached hereto as Exhibit 99.2 and incorporated herein by reference (the "Letter"). In connection with this request, the Reporting Persons confirmed that any Potential Transaction would be pursued only in accordance with the terms of the Letter Agreement, dated January 30, 2026, by and between the Issuer and Hunt Opportunities.

As of the date hereof, no Reporting Person has made a proposal with respect to any Potential Transaction. The Reporting Persons expect that there may be additional discussions between the Reporting Persons and representatives of the Issuer (including the Special Committee) regarding the Potential Transactions and related matters. There can be no assurance that (a) any proposal will be made or (b) if a proposal is made, (i) as to the terms of any such proposal, (ii) that any such proposal will be approved by the Special Committee, (iii) that any definitive agreement will be entered into or (iv) that any Potential Transaction will be consummated.

A Potential Transaction, if consummated, may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of a business by the Issuer, the issuance of additional securities of the Issuer, and other material changes in the Issuer's business, corporate structure, or capitalization. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may, depending on various factors, take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in discussions with the Board, the Special Committee (if formed), and their respective advisors; acquiring additional securities of the Issuer or disposing of securities of the Issuer; and otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

The Letter contains forward-looking statements that involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied. Past performance is not indicative of future results, and there can be no assurance that any particular result, performance, or outcome will be achieved.

Except as set forth in this Amendment, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons may at any time modify their plans, formulate other proposals, or take any other actions with respect to their investment in the Issuer, in each case subject to applicable law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and supplemented by adding the following:

In addition to the Class B Common Stock reported on the cover page hereto, Mr. J.C. Hunt directly owns 25,000 shares of Class A Common Stock of the Issuer, representing less than 1% of the Class A Common Stock outstanding. Such shares were acquired by Mr. J.C. Hunt as compensation for his service as a non-employee director of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) remains unchanged from the Original Schedule 13D and is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and supplemented by adding the following:

In addition to the Class B Common Stock reported on the cover page hereto, on May 7, 2026, Mr. J.C. Hunt acquired 25,000 shares of Class A Common Stock of the Issuer as compensation for his service as a non-employee director of the Issuer.
Other persons with the right to receive dividends or sale proceeds: Item 5(d) remains unchanged from the Original Schedule 13D and is incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Item 5(e) remains unchanged from the Original Schedule 13D and is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 remains unchanged from the Original Schedule 13D and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement, dated as of May 19, 2026, by and among Hunt Opportunities, HEO Finance, Hunt ELP, HB GP, Hunt Company, HCI, Mr. W.L. Hunt and Mr. J.C. Hunt.

Exhibit 99.2 - Letter from James Christopher Hunt to the Board of Directors of Kelly Services, Inc., dated May 19, 2026.

## Signatures
- Hunt Equity Opportunities, LLC: /s/ Kara Harchuck, Kara Harchuck, Executive Vice President (05/19/2026)
- HEO Finance, LLC: /s/ Kara Harchuck, Kara Harchuck, Executive Vice President (05/19/2026)
- Hunt ELP, Ltd.: /s/ Kara Harchuck, Kara Harchuck, Executive Vice President (05/19/2026)
- HB GP, LLC: /s/ Kara Harchuck, Kara Harchuck, Executive Vice President (05/19/2026)
- Hunt Company, LLC: /s/ Kara Harchuck, Kara Harchuck, Executive Vice President (05/19/2026)
- Hunt Companies, Inc.: /s/ Kara Harchuck, Kara Harchuck, Executive Vice President (05/19/2026)
- Woody L. Hunt: /s/ Paul Donnelly as Attorney-in-Fact of Woody L. Hunt, Paul Donnelly, Attorney-in-Fact (05/19/2026)
- James Christopher Hunt: /s/ Paul Donnelly as Attorney-in-Fact of James Christopher Hunt, Paul Donnelly, Attorney-in-Fact (05/19/2026)